Mail Stop 3561

								January 10, 2006

Gilbert F. Amelio, CEO
Acquicor Technology Inc.
4910 Birch St., #102
Newport Beach, CA 92660

      Re:	Acquicor Technology Inc.
		Amendment No. 2 to Registration Statement on
Form S-1
		Filed December 16, 2005
      File No. 333-128058

Dear Mr. Amelio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in your letter of December 16, 2005 the reference to a directed unit purchase program being offered orally to Acquicor Management LLC by the underwriters. Please disclose the principal terms of the program, such as whether Acquicor Management LLC has agreed to purchase the units in the offering.




2. We note the contingent nature of part of the underwriters` compensation. Please provide disclosure as to when the distribution ends. In this context, note that it is not adequate to simply indicate that the distribution ends at the closing of the IPO, but should rather look more specifically to disclosure such as all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised.

3. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

4. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the
conversion right when exercised by the beneficial holder of
Acquicor
Management, LLC, Gilbert F. Amelio, Ph.D. as compared to a public stockholder. In this context we note that: (i) Dr. Amelio is allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be
a disincentive for public stockholders to exercise their
conversion
rights due to the fact that the amount available to such
stockholders
(approximately $5.69 per share) is virtually certain to be less than
the purchase price paid for the unit in the offering ($6.00); and
(iii) there does not appear to be a corresponding disincentive for Dr. Amelio to exercise his redemption rights since his existing shares have an effective purchase price of $0.004 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $5.69 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by other beneficial owners of Acquicor Management LLC. We may have further comment.

Certain Relationships and Related Transactions, page 52

5. Please include the disclosure regarding the directed unit purchase program as required by Item 404 of Regulation S-K.

Exhibits

6. Please file the exhibits with the next amendment. We may have additional comments upon review.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kenneth L. Guernsey, Esq.
	Fax: (415) 693-2222
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Gilbert F. Amelio
Acquicor Technology Inc.
January 10, 2006
Page 1